RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:09 02 April 2025 RNS Number : 2457D Unilever PLC 02 April 2025 TRANSACTIONS IN OWN SECURITIES 02 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 01 April 2025 Number of ordinary shares purchased: 30,000 Highest price paid per share: GBP 46.5300 Lowest price paid per share: GBP 46.1400 Volume weighted average price paid per share: GBP 46.3014 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 62,404,277 of its ordinary share and has 2,506,143,542 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.3014 30,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 200 46.36 XLON 09 682 46.36 XLON 09 566 46.36 XLON 09 341 46.38 XLON 09 273 46.36 XLON 09 23 46.35 XLON 09 14 46.35 XLON 09 73 46.35 XLON 09 166 46.35 XLON 09 255 46.36 XLON 09 255 46.36 XLON 09 257 46.37 XLON 09 260 46.42 XLON 09 88 46.41 XLON 09 17 46.41 XLON 09 310 46.44 XLON 09 290 46.46 XLON 10 275 46.46 XLON 10 253 46.47 XLON 10 263 46.40 XLON 10 254 46.42 XLON 10 259 46.37 XLON 10 251 46.40 XLON 10 251 46.39 XLON 10 257 46.34 XLON 10 254 46.32 XLON 10 253 46.30 XLON 11 250 46.27 XLON 11 255 46.26 XLON 11 113 46.23 XLON 11 138 46.23 XLON 11 239 46.22 XLON 11 11 46.22 XLON 11 85 46.18 XLON 11 327 46.23 XLON 11 332 46.21 XLON 11 14 46.20 XLON 12 254 46.22 XLON 12 245 46.20 XLON 12 254 46.16 XLON 12 254 46.17 XLON 12 254 46.21 XLON 12 251 46.28 XLON 12 255 46.34 XLON 12 251 46.32 XLON 13 250 46.39 XLON 13 251 46.37 XLON 13 23 46.37 XLON 13 382 46.41 XLON 13 294 46.45 XLON 13 284 46.52 XLON 13 262 46.50 XLON 13 261 46.53 XLON 13 258 46.50 XLON 13 252 46.50 XLON 14 256 46.42 XLON 14 256 46.39 XLON 14 252 46.39 XLON 14 250 46.37 XLON 14 156 46.39 XLON 14 95 46.39 XLON 14 251 46.39 XLON 14 252 46.39 XLON 14 257 46.37 XLON 14 269 46.29 XLON 14 100 46.28 XLON 14 170 46.28 XLON 14 36 46.28 XLON 14 234 46.28 XLON 14 270 46.32 XLON 14 267 46.34 XLON 14 268 46.32 XLON 14 257 46.32 XLON 14 64 46.28 XLON 14 192 46.28 XLON 14 261 46.26 XLON 14 260 46.22 XLON 14 254 46.22 XLON 14 255 46.21 XLON 14 250 46.25 XLON 14 259 46.28 XLON 14 253 46.32 XLON 14 260 46.31 XLON 14 259 46.33 XLON 14 260 46.31 XLON 14 263 46.43 XLON 15 250 46.40 XLON 15 260 46.35 XLON 15 257 46.34 XLON 15 260 46.27 XLON 15 30 46.24 XLON 15 229 46.24 XLON 15 144 46.19 XLON 15 308 46.26 XLON 15 283 46.26 XLON 15 250 46.27 XLON 15

269 46.28 XLON 15 258 46.26 XLON 15 260 46.30 XLON 15 257 46.23 XLON 15 197 46.18 XLON 15 81 46.18 XLON 15 283 46.16 XLON 15 292 46.22 XLON 15 257 46.21 XLON 15 59 46.21 XLON 15 314 46.20 XLON 15 308 46.19 XLON 15 307 46.24 XLON 15 307 46.22 XLON 15 307 46.22 XLON 16 313 46.20 XLON 16 304 46.19 XLON 16 302 46.19 XLON 16 165 46.23 XLON 16 135 46.23 XLON 16 83 46.19 XLON 16 219 46.19 XLON 16 53 46.18 XLON 16 247 46.18 XLON 16 255 46.17 XLON 16 182 46.15 XLON 16 69 46.15 XLON 16 489 46.16 XLON 16 308 46.14 XLON 16 436 46.16 XLON 16 222 46.17 XLON 16 214 46.17 XLON 16 52 46.17 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.